New Nouveau Brunswick

Department of Finance

Second Quarter Report 2014-2015

Hon. Roger Melanson

Minister of Finance

November 2014

2014-2015 Second Quarter Report

Published by:
Department of Finance
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2014

Translation:
Translation Bureau, Government Services

ISBN 978-1-4605-0491-8

Think Recycling!

2014 Economic Update


Employment
(Seasonally adjusted)
(persons x 1,000)
365
360
355
350
345
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Source: Statistics Canada


Retail trade
(Seasonally adjusted annual rate)
($ x 1,000,000)
11,500
11,000
10,500
10,000
9,500
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Source: Statistics Canada


Manufacturing sales
(Seasonally adjusted annual rate)
($ x 1,000,000)
24,000
22,000
20,000
18,000
16,000
14,000
12,000
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Source: Statistics Canada

New Brunswick Economic Indicators	2012	2013	2014F
Real GDP	-1.1	0.0	1.1
Wages and salaries	1.8	1.5	1.5
Employment	-0.2	-0.1	0.6
Unemployment Rate (%)	10.2	10.4	10.3
Consumer Price Index	1.7	0.8	1.4

Source: Statistics Canada
% change unless otherwise indicated

- The International Monetary Fund (IMF) revised its global growth forecast downward, to 3.3 per cent, in its Fall World Economic Outlook. This revision is largely due to weaker-than-expected global activity in the first half of 2014.
- U.S. real GDP increased at an annual rate of 4.6 per cent in the second quarter of 2014. This gain largely offsets weakness in Q1, putting growth back on par with beginning-of-the-year expectations. The IMF is now projecting growth of 2.2 per cent for 2014.
- As of second quarter, Canadian real GDP is up 2.5 per cent over prior year levels. The abrupt slowing in global economic growth has once again delayed the expected pickup in exports and business investment. However, the lower Canadian dollar should offset some of this weakness.
- The Department of Finance projects real GDP growth for New Brunswick of 1.1 per cent for 2014. This compares to the consensus among private sector forecast of 0.9 per cent for 2014.
- Employment is up 0.5 per cent over prior year levels, with gains in full-time employment (+1.2%) sufficient to offset declines in part-time employment (-2.7%). Gains were concentrated in the services-producing sector (+2.4%), while the goods-producing sector (-5.9%) experienced declines in core industries.
- Following a slow start to the year, caused in part by maintenance activity at the Saint John Refinery, exports and manufacturing have rebounded in recent months, and are in a position to post modest growth over 2013 levels.
- Despite improvement in many areas of the economy, wages and salaries has grown by 0.8 per cent and remains well below the 10-year average growth rate of 3.5 per cent.
- Consumer spending continues to build on the upward momentum displayed over the second half of 2013, with retail trade up 3.3 per cent, on a year-to-date basis.
- Consumer inflation in the province has averaged 1.6 per cent, on a year-to-date basis, slightly lower than the national growth rate of 1.9 per cent.

2014-2015 Fiscal Update

Based on second quarter information, there is a deficit of $377.2 million for 2014-2015. This is an improvement of $13.9 million compared to the budget deficit of $391.1 million.

Net debt is projected to increase $512.4 million year-over-year, a decrease of $18.3 million from the budget estimate of $530.7 million.

Revenue:

Revenue is $78.5 million higher than budget. The major variances include:

- Conditional Grants are up $66.1 million mainly due to federal recoveries for Disaster Financial Assistance and one-time funding for New Brunswick related to joining the Cooperative Capital Markets Regulatory System.

- Return on Investment is up $28.9 million primarily as a result of higher projected net income for NB Power. NB Power's net income increased mainly due to the transition to a shared risk pension plan and investment gains on funds invested for future nuclear decommissioning and used fuel management. This was partially offset by costs related to post-tropical storm Arthur and a longer than expected planned maintenance outage at the Point Lepreau Nuclear Station.

- Special Operating Agency revenue is up $16.0 million mostly due to the new Canada/New Brunswick Federal Gas Tax Fund.

- Metallic Minerals Tax revenue is higher by $6.3 million due to a tax audit.

- Provincial Real Property Tax revenue is anticipated to be lower by $21.3 million due to changes in the assessment base.

- Harmonized Sales Tax is projected to decrease $11.4 million from budget because of an anticipated weakening in NB share of the HST revenue pool.

- Corporate Income Tax is lower by $10.8 million attributable to an anticipated negative prior-year adjustment related to the 2013 taxation year.

- Tobacco Tax is down an estimated $9.2 million as a result of lower sales.

Expense:

Total expenses are projected to be $64.5 million higher than budget. More than one-third of this total, however, is offset by additional revenue.

The major variances include the following:

- Education and Early Childhood Development ($37.7 million over): Mainly due to a projected over-expenditure in the Elementary and Secondary Education program as a result of planned improvement and reduction initiatives not being implemented.

- Efficiency NB ($3.0 million over): Due to an increase in program applications resulting from the previously announced closure of the Residential Energy Efficiency Program.

- General Government ($7.3 million under): Primarily due to projected under-expenditure in Supplementary Funding due to lower central salaries and other centrally-managed funds.

- Government Services ($4.0 million over): Mainly due to reprioritization of initiatives associated with shared services opportunities.

- Health ($28.8 million under): Mainly due to projected under-expenditures in pharmaceutical programs. This is partially offset by a projected over-expenditure in the Medicare program.

- Legislative Assembly ($1.9 million over): Due to unanticipated non-discretionary costs that Elections NB is expected to incur associated with both municipal and provincial elections and by-elections in 2014.

- Public Safety ($28.2 million over): Primarily due to Disaster Financial Assistance funding in relation to the spring 2014 flooding and post-tropical storm Arthur. This is partially offset by additional federal revenue.

- Social Development ($8.3 million over): Due to lower than anticipated social assistance caseload decline, implementation delays in achieving efficiencies, and higher than anticipated funding for nursing homes due to collective bargaining increases.

- Transportation and Infrastructure ($9.6 million over): Due to projected over-expenditures in Winter Maintenance and increased repairs required under the Summer Maintenance program due to the difficult winter in the prior year.

- Capital Account expense ($6.2 million over): Higher than budgeted capital account expenses in the Department of Transportation and Infrastructure, primarily due to significant weather-related events such as the spring 2014 flooding and post-tropical storm Arthur.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31			
	2015 Estimate	2015 1st Quarter	2015 2nd Quarter	Variance from Estimate
Revenue				
Ordinary Account	7,677,344	7,669,392	7,741,152	63,808
Capital Account	56,311	54,862	55,235	(1,076)
Special Purpose Account	62,007	61,533	61,791	(216)
Special Operating Agencies (net)	44,727	60,588	60,705	15,978
Sinking Fund Earnings	195,700	195,700	195,700	0
Total Revenue	**8,036,089**	**8,042,075**	**8,114,583**	**78,494**
Expense				
Ordinary Account	7,894,060	7,885,328	7,947,787	53,727
Capital Account	41,926	47,997	48,144	6,218
Special Purpose Account	69,656	69,789	70,235	579
Special Operating Agencies (net)	32,448	37,452	34,917	2,469
Amortization of Tangible Capital Assets	389,124	388,772	390,670	1,546
Total Expense	**8,427,214**	**8,429,338**	**8,491,753**	**64,539**
Surplus (Deficit)	**(391,125)**	**(387,263)**	**(377,170)**	**13,955**

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31			
	2015 Estimate	2015 1st Quarter	2015 2nd Quarter	Variance from Estimate
Taxes				
Personal Income Tax	1,508,000	1,508,000	1,508,000	0
Corporate Income Tax	251,000	251,000	240,200	(10,800)
Metallic Minerals Tax	0	6,300	6,300	6,300
Provincial Real Property Tax	481,300	460,000	460,000	(21,300)
Harmonized Sales Tax	1,146,500	1,146,500	1,135,100	(11,400)
Gasoline and Motive Fuels Tax	240,000	240,000	240,000	0
Tobacco Tax	150,700	150,700	141,500	(9,200)
Pari-Mutuel Tax	600	600	600	0
Insurance Premium Tax	47,205	47,505	51,954	4,749
Real Property Transfer Tax	13,000	12,000	12,000	(1,000)
Large Corporation Capital Tax	0	0	0	0
Financial Corporation Capital Tax	27,000	27,000	27,000	0
Sub-total: Taxes	3,865,305	3,849,605	3,822,654	(42,651)
Return on Investment	253,994	251,117	282,933	28,939
Licences and Permits	138,843	138,639	138,390	(453)
Sale of Goods and Services	291,607	287,444	288,397	(3,210)
Lottery and Gaming Revenues	145,730	145,730	147,227	1,497
Royalties	94,255	95,155	98,655	4,400
Fines and Penalties	8,164	8,061	8,070	(94)
Miscellaneous	48,315	53,655	53,261	4,946
TOTAL: OWN SOURCE REVENUE	4,846,213	4,829,406	4,839,587	(6,626)
Unconditional Grants – Canada				
Fiscal Equalization Payments	1,665,950	1,665,950	1,665,950	0
Canada Health Transfer	682,400	682,400	686,700	4,300
Canada Social Transfer	267,500	267,500	267,500	0
Wait Times Reduction Transfer	0	0	0	0
Other	1,866	1,866	1,866	0
Sub-total: Unconditional Grants – Canada	2,617,716	2,617,716	2,622,016	4,300
Conditional Grants – Canada	213,415	222,270	279,549	66,134
TOTAL: GRANTS FROM CANADA	2,831,131	2,839,986	2,901,565	70,434
TOTAL: GROSS ORDINARY REVENUE	7,677,344	7,669,392	7,741,152	63,808

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

DEPARTMENT	Year Ending March 31 2015 Estimate	2015 1st Quarter	2015 2nd Quarter	Variance from Estimate $	%
Agriculture, Aquaculture and Fisheries	36,564	36,564	37,564	1,000	2.7%
Economic Development	98,039	98,039	98,039	0	0.0%
Education and Early Childhood Development	1,085,771	1,085,771	1,123,432	37,661	3.5%
Efficiency New Brunswick	8,699	8,699	11,699	3,000	34.5%
Energy and Mines	9,130	9,130	9,130	0	0.0%
Environment and Local Government	136,903	136,853	136,001	(902)	-0.7%
Executive Council Office	17,247	17,247	17,247	0	0.0%
Finance	17,967	17,917	17,917	(50)	-0.3%
General Government	801,776	791,568	794,491	(7,285)	-0.9%
Government Services	54,961	59,010	59,010	4,049	7.4%
Health	2,588,308	2,565,069	2,559,464	(28,844)	-1.1%
Healthy and Inclusive Communities	18,537	18,437	18,037	(500)	-2.7%
Human Resources	3,514	3,514	3,489	(25)	-0.7%
Invest NB	17,638	17,638	17,638	0	0.0%
Justice	42,699	42,699	42,619	(80)	-0.2%
Legislative Assembly	30,001	30,001	31,921	1,920	6.4%
Natural Resources	101,096	101,996	102,096	1,000	1.0%
Office of the Attorney General	18,178	19,234	18,558	380	2.1%
Office of the Premier	1,628	1,628	1,628	0	0.0%
Post-Secondary Education, Training and Labour	593,812	589,314	595,755	1,943	0.3%
Public Safety	145,468	162,568	173,710	28,242	19.4%
Service of the Public Debt	685,000	685,000	685,000	0	0.0%
Social Development	1,092,059	1,092,059	1,100,359	8,300	0.8%
Tourism, Heritage and Culture	41,218	41,218	41,053	(165)	-0.4%
Transportation and Infrastructure	273,447	283,072	283,072	9,625	3.5%
Subtotal	**7,919,660**	**7,914,245**	**7,978,929**	**59,269**	**0.7 %**
Tangible Capital Assets and Interaccount Transactions	(25,600)	(28,917)	(31,142)	(5,542)	21.6 %
ORDINARY ACCOUNT EXPENSE	**7,894,060**	**7,885,328**	**7,947,787**	**53,727**	**0.7 %**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31			
	2015 Estimate	**2015 1st Quarter**	**2015 2nd Quarter**	**Variance from Estimate**
Surplus (Deficit)	(391,125)	(387,263)	(377,170)	13,955
Acquisition of Tangible Capital Assets	(528,705)	(528,047)	(525,929)	2,776
Amortization of Tangible Capital Assets	389,124	388,772	390,670	1,546
(Increase) Decrease in Net Debt	**(530,706)**	**(526,538)**	**(512,429)**	**18,277**